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                            KELLEY DRYE & WARREN LLP
                                101 PARK AVENUE
                           NEW YORK, NEW YORK, 10178


                                                                June 30, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  GRAFTECH INC. - Application for Withdrawal of
          Registration Statement on Form S-1 (File No. 333-34986)

Ladies and Gentlemen:

     On behalf of GRAFTECH INC. (the "Company"), pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the above-referenced Registration Statement (the "Registration Statement"), effectively immediately. The Registration Statement had not been declared effective. No offers or sales of securities have been made under the Registration Statement.

     The Company has elected to withdraw the Current Registration Statement in light of the decision by UCAR International Inc., the Company's parent, to have UCAR's subsidiary Graftech Inc. f/k/a/ UCAR Graph-Tech Inc. ("Graftech") act as the issuer and make its own filing of a registration statement on Form S-1 (the "New Registration Statement"). The reason for the change in issuers is that the proposed offering by the Company was intended to allow for a potential spin-off by UCAR of shares of stock owned by it in the Company. Because the Company was to be a holding company for shares of Graftech, based on discussions with tax advisors, UCAR determined that there may be a risk that, in connection with a spin-off by UCAR of its shares of the Company's common stock to its stockholders, the Internal Revenue Service could take the position that the contribution of the equity of Graftech to the Company could be deemed to cause a "break in control" for federal income tax purposes and, therefore, any near-term spin-off by UCAR would not be tax-free. To eliminate the tax risk, UCAR determined that Graftech should be substituted for the Company as the issuer.

     Should you have any questions concerning the foregoing, please contact me or Wayne Datz, Esq. of this firm. My telephone number is (212) 808-7513, and Mr. Datz's telephone number is at (212) 808-7737.

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     On behalf of the Company, please accept our thanks for your assistance and cooperation.

                                   Regards,


                                   /s/ Jeanne R. Solomon

                                   Jeanne R. Solomon, Esq.


cc: Geoffrey Edwards, Esq.